August 10, 2011

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	File No. 001-34416
Response to your comment letter
PennyMac Mortgage Investment Trust
Form 10-K for the year ended December 31, 2010
Filed on March 7, 2011

Dear Ms. LaMothe:

I am writing in response to your letter dated August 5, 2011 regarding your review of the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust (“PMT” or the “Company”) for the year ended December 31, 2010 as filed on March 7, 2011.

Following are our responses to your comments.  For ease of review, we have reprinted your comments in bold face followed by our responses.

Net Investment Income, pages 57 — 59

1.              In the proposed disclosure in response to comment 1, we note that you briefly discuss qualitative information regarding the initial acquisitions of mortgage loans and where they were in the resolution process. In future filings please expand your disclosures to accompany this discussion with a tabular presentation of your loan pool acquisitions and how they are progressing through the resolution process at quarter-end.

Beginning with the quarterly report on Form 10-Q for the quarter ending September 30, 2011, we will expand our disclosures to accompany the qualitative information regarding the acquisitions of mortgage loans by including a tabular presentation of our loan pool acquisitions and how they are progressing through the resolution process at quarter-end.

We will include, for each calendar quarter in which pools of distressed mortgage loans were acquired, and for which there is a significant balance outstanding as of period end, a table presenting certain statistics at acquisition and as of the end of the most recent quarter.  The statistics to be included are unpaid principal balance (“UPB”), pool factor (representing the portion of the acquisition UPB still outstanding), and delinquency status (current, 30 days, 60 days, 90+ days, foreclosure or REO).

An example of the table we will include, which presents acquisitions in the first quarter of 2010 with ending data as of June 30, 2011, is as follows.

	Acquisitions for the quarter ended
	March 31, 2010
	Purchased UPB	UPB June 30, 2011
	(dollars in millions)
Balance	$182.7	$107.1
Pool factor	1.00	0.59
Delinquency status:
Current	6.2%	25.9%
30 days	1.6%	5.2%
60 days	5.8%	4.3%
over 90 days	37.8%	18.0%
in foreclosure	46.4%	35.6%
Real estate acquired in settlement of loans	2.3%	11.1%

2.              We note your response to comment 1 and your representation that the estimated valuations and management evaluations of mortgage loans are at the pool level and that most metrics to value and monitor the loan portfolio are only applied at the pool level. Please disclose this information in future filings to enable a reader to understand how management applies the key inputs in valuing your mortgage loans.

Beginning with the quarterly report on Form 10-Q for the quarter ending September 30, 2011, we will disclose that the estimated valuations and management evaluations of mortgage loans are at the pool level.  An example of this disclosure follows.

“We monitor and value our investments in pools of distressed mortgage loans, with each acquisition being a unique pool.  Most of the metrics we use to value and monitor the loan portfolio, such as projected prepayment and default speeds and discount rates, are applied or output at the pool level, although some key inputs and metrics, such as projected housing price index change, are measured at the loan level.  Since the predominant feature of most of the loan pools we purchase is that they are distressed, the characteristics of the individual loans, such as loan size, loan-to-value ratio and current delinquency status, can vary widely within a pool.”

27001 Agoura Road, Calabasas, CA 91301

Phone: (818) 224-7442   Website: www.PennyMacUSA.com

You may call me at (818) 224-7434 if you require clarification or have additional questions.  I can also be reached by e-mail at anne.mccallion@pnmac.com.

Sincerely,

/s/ Anne D. McCallion

Anne D. McCallion
Chief Financial Officer